Filed by Citigroup Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

On November 2, 2007, the following article was posted on the Citigroup Intranet site and made available to employees.

Copyright 2007 SourceMedia, Inc.

All Rights Reserved

American Banker

November 1, 2007 Thursday

SECTION: NATIONAL/GLOBAL; Pg. 2 Vol. 172 No. 211

LENGTH: 159 words

HEADLINE: Citi Discloses Terms for Nikko Takeover

BYLINE: Matthias Rieker

BODY:

Citigroup Inc. disclosed some of the terms of its agreement to make Nikko Cordial Corp. a fully owned subsidiary.

The $2.4 trillion-asset banking company said Wednesday that the exchange ratio for the all-stock transaction would be based on the average price of Citi's shares on Jan. 15 through Jan. 17. Citi said it will report fourth-quarter and full-year earnings no later than Jan. 15, before the opening of trading on the New York Stock Exchange - several days earlier than in previous years.

Nikko shareholders are scheduled to vote on the deal Dec. 19. Shares would be exchanged Jan. 29, and Nikko would pay its last dividend for the quarter that ended Sept. 30. Government authorities have approved the terms, Citi said.

The company formed a strategic alliance with Nikko in March and bought a 68% stake in the Japanese brokerage a month later. On Oct. 2 it said that it would buy the rest of Nikko.

Important notice

This article is for informational purposes only and does not constitute an offer of any Citigroup or other securities or a solicitation of a proxy in relation to the share exchange. In connection with the share exchange, Citigroup has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial are urged to read the prospectus included within the registration statement, because it contains important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information about Citigroup, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services, 140 58th Street, Suite 8G, Brooklyn, NY 11220.

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Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Citigroup's filings with the Securities and Exchange Commission.